

Mail Stop 4561

May 21, 2018

Joshua G. James
Founder and Chief Executive Officer
Domo, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

> **Re:** **Domo, Inc.**
> **Draft Registration Statement on Form S-1**
> **Response Dated May 8, 2018**
> **CIK No. 0001505952**

Dear Mr. James:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1. Please refer to our prior comment 1. Although you state that your current sales and marketing efforts are focused on enterprise customers, we note that your non-enterprise customer base contributed more to your revenue growth in fiscal 2018, both in dollars and percentage growth, than the enterprise customers. Therefore, we continue to believe the presentation of annual contract value and recurring revenues for your non-enterprise customers remain relevant and material to your historical results of operations. Please revise to present these metrics for your non-enterprise customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

2.   We note your revised proposed disclosures in response to prior comment 5 where you state that in the fiscal year ended January 31, 2018, 38% of your new customers and 17% of your existing customers entered into multi-year contracts. As it appears that 55% your customers entered into multi-year contracts during fiscal 2018, tell us how this compares to your statement that a "majority" of your customers subscribe to your services through one-year contracts. Also, explain how this information compares to the percentage of customers with one-year contracts as previously provided. Further, please revise to quantify the percentages of your customers with one-year contracts for the periods presented.

Factors Affecting Performance

Quarterly Results of Operations, page 65Customer Upsell and Retention, page 54

3.   Please refer to our prior comment 3. The degree of variability in your net revenue retention rate for enterprise customers, caused by the renewal or cancellation of large customers in a given period, provides relevant information for investors about the trends associated with this type of customer. In light of your stated focus on growing your business with enterprise customers, please revise to disclose the quarterly net revenue retention rates for fiscal 2018.

4.   Please provide us with the quarterly subscription net revenue retention rate for your non-enterprise customers.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director, Office of
                                        Information Technologies and Services

cc: Patrick J. Schultheis
        Wilson Sonsini Goodrich & Rosati